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                          Filed by Hewlett-Packard Company Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                  Subject Company:  Compaq Computer Corporation
                                                   Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001
(the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article relating to the merger discusses presentations by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, and members of HP's Executive Council at a recent HP Senior Leader Communication Meeting. The article is posted on HP's internal web site.

Q4 LESSONS

FIORINA, EC TAKE CANDID LOOK AT THE QUARTER AT SENIOR LEADER COMMUNICATION
MEETING

CEO Carly Fiorina and several members of Hewlett-Packard's Executive Council
(EC) gathered senior leaders November 20 for the second time since the HP-Compaq merger was announced. Held in Cupertino, California, and satellite broadcast throughout the Americas and Europe, the two-hour Senior Leader Communication Meeting provided participants with updates on the regulatory process associated with the merger, integration planning and culture work. Also spotlighted were HP's services and printing and imaging strategies in the context of the merger.

Fiorina set the tone for the meeting by reaffirming the EC and Board's "undiminished" conviction regarding the merger. She stressed how important it is for all of HP's senior leaders to support the merger, which means that they must understand the reasons behind the merger and do everything they can to help make it work.

During the event, the audience viewed video excerpts from interviews with Board members Dick Hackborn, Sam Ginn, George Keyworth, Robert Knowling and Phil Condit. In the videos, the individuals explained why they support the merger and offered examples of how they think the combination can help HP strengthen its position and advance the company's strategy.

LOOKING BACK AT Q4

The company's Q4, FY01 results reveal much about the future and what HP must do to secure that future, Fiorina said.

The quarter proved that HP must -- and can -- get cost structures in line, she continued.

"The quarter also showed us that we have what it takes to win in really important areas." Fiorina cited recent


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successes with Superdome, professional services and imaging and printing.

Despite the quarter's achievements of which she is "immensely proud," Fiorina said that it is also clear that HP's PC and industry-standard server business continue to falter, despite some progress. Customers continue to demand solutions and exert pressure on prices, she stated.

"The things we hold most dear depend on solid, healthy businesses," she said. If HP wants to continue to support things such as innovation and community contribution, the company must have a foundation of thriving businesses throughout the company. The HP-Compaq merger will help achieve this goal.

UPDATE ON REGULATORY PROCESS

Chief Financial Officer Bob Wayman explained to the audience that HP and Compaq filed its preliminary registration statement on Form S-4
[on November 15, 2001] with the Securities and Exchange Commission (SEC). The document, which is available to the public, includes information such as the background of the merger, rationale, combined financial statements and retention agreements related to the merger. The registration statement is subject to SEC review and comment prior to its completion and effectiveness, following which the proxy statement/prospectus (which is included in the Form S-4) will be mailed to shareowners.

HP has not completed submitting all the necessary information to the SEC, European Union and the Federal Trade Commission, Wayman said. In the meantime, the company continues to talk regularly with the investment community.

BIGGER IS BETTER

HP Services President Ann Livermore delivered a succinct explanation for how the HP-Compaq combination accelerates the company's existing services strategy.

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"Customers do care about size," said Livermore, pointing out that the merger will boost the new HP to the No. 3 services vendor.

Some critics have downplayed the importance of a huge support business, she said, but "having a big support business is a beautiful thing." Emphasizing that support provides a "predictable revenue stream," she added that it is core to customer loyalty and has historically earned double-digit net profit.

The merger will also strengthen HP's capabilities in mission-critical services, telecommunications and semiconductor solutions and enterprise integration services. The company will also be able to claim a clear "multi-technology, multi-vendor position," she noted.

While gaps still remain, Livermore said, HP will address them through organic growth, targeted acquisition and by pursuing more "big deals."

THINKING LONG-TERM

Fiorina countered suggestions that HP separate its imaging and printing systems business from the rest of the company.

HP's computing systems business must be healthy and profitable so the company can continue investing in innovation and its imaging and printing business, Fiorina told senior leaders. "We also need computing systems to be healthy because the future of imaging and printing is in networked content," she said.

We have a tremendous opportunity to grow this business not only in LaserJet and inkjet," added Vyomesh Joshi, Imaging and Printing Systems president, "but also in digital imaging and commercial printing."

INTEGRATION PLANNING, CULTURE WORK

Webb McKinney, who is leading the integration planning with Compaq's Jeff Clarke, reviewed his team's guiding philosophies and said that they are looking at deliverables and goals in terms of four key stakeholder groups: customers, shareowners, partners and employees.

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Saying that he continues to get frequent calls from employees offering to help with the integration planning, McKinney explained how senior leaders can best help: "Deliver the business results," he said, "and convey confidence in the future to your people."

This future, Human Resources Vice President Susan Bowick said, will feature "one strong new culture" aligned with the company's business strategy. As part of the "cultural due diligence," interviews and focus groups are being conducted to analyze both companies' cultures.

"Our intent is to honor the past and build on the past, but secure our future by consciously designing something that is still meaningful but different from exactly what HP and Compaq have done," Bowick stated.

Most people care about the same things that HP has always valued such as contribution, integrity, respect and community, Fiorina added.

"I don't think we should find it surprising that when the people of HP and Compaq get together to talk about what makes a company special, we come up with the same stuff," she continued.

"We want to be a company that is known for innovation, for contributing in a positive way to the community, a company that employees can be proud of, a company that believes in respect and integrity."

REPEAT PERFORMANCE NEEDED

In closing, Fiorina thanked senior leaders for delivering solid Q4 results. "You have my undying gratitude," she told the audience, "and now we need to do it again." Following a successful Q4 with another robust quarter will go a long way in silencing critics and "naysayers," she emphasized.

HP's CEO asked senior leaders for their continued focus on executing on business goals, to lend their active support in all their conversations with their teams and to continue to lead their people.

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"It's important that people hear from me but they know where I stand and what
I believe," she said. "Employees want to know where you stand and what you believe."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

         On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the

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Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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